SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

The purpose of this Amendment No. 1 on Form 11-K/A is to include the financial statements of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan (the "Plan") for the plan years ended November 30, 1994-2000. The financial statements for the plan year ended November 30, 2001 are also included. Prior to May 1, 2001, the Plan was known as The Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan.

Table of Contents

Financial Statements as of and for the Plan years ended November 30, 1995 and 1994:

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

The Rowe Companies/Rowe Furniture Division
401(k) Retirement Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan as of November 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended November 30, 2001, 2000, and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2001 and 2000, and the changes in net assets available for benefits for the years ended November 30, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

July 16, 2002

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

November 30,	**2001**	2000
Assets		
Investments, at fair value (Note 3):	**$ 13,703,643**	$ 15,744,087
Participant loans	**602,141**	504,618
Total investments	**14,305,784**	16,248,705
Net assets available for benefits	**$ 14,305,784**	$ 16,248,705

See accompanying notes to financial statements.

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2001**	2000	1999
Income from investments:			
Interest	$ **89,594**	$ 41,502	$ 77,586
Dividends	**136,079**	222,426	197,829
Net (depreciation) appreciation in fair value of investments (Note 3)	**(1,652,666)**	(2,165,119)	1,167,628
Total (loss) income from investments	**(1,426,993)**	(1,901,191)	1,443,043
Contributions:			
Employer	**350,459**	266,819	240,333
Employees	**846,956**	786,470	630,248
Rollovers	**5,032**	75,680	56,633
Total contributions	**1,202,447**	1,128,969	927,214
Benefit payments	**(1,075,486)**	(513,412)	(396,244)
Transfer of assets to The Rowe Companies/ Home Elements Division 401(k) Plan (Note 1)	**(441,887)**	-	-
Transfer of assets to The Rowe Companies Employee Stock Ownership Plan (Note 1)	**(146,545)**	-	-
Administrative expenses	**(54,457)**	(75,197)	(58,841)
Net (decrease) increase in net assets available for benefits	**(1,942,921)**	(1,360,831)	1,915,172
Net assets available for benefits, beginning of year	**16,248,705**	17,609,536	15,694,364
Net assets available for benefits, end of year	$ **14,305,784**	$ 16,248,705	$ 17,609,536

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement of Rowe Furniture Corporation (the "Company") who have six months of service during one year of employment, are at least twenty-one years of age, and elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective May 1, 2001, The Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan ("Predecessor Plan") spun off its employee stock ownership portion to create The Rowe Companies Stock Ownership Plan ("Stock Ownership Plan"). As a result, the Predecessor Plan transferred $146,545 in assets to the Stock Ownership Plan during the year ended November 30, 2001. Effective September 4, 2001, the Predecessor Plan was replaced by The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan and the Plan transferred $441,887 in assets attributable to Home Elements, Inc. employees previously covered by the Predecessor Plan to create The Rowe Companies/Home Elements Division 401(k) Retirement Plan.

Contributions – Each year, participants of the Plan may contribute up to 15% of their annual compensation, as defined in the Plan not to exceed the limits set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes, out of its available profits, 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 3% to 6% of compensation. The Company may make annual profit-sharing contributions that are discretionary as determined by the Board of Directors. The participant must be employed on the last day of the Plan year and complete 1,000 hours of service during the Plan year to be eligible for any profit-sharing contributions. No profit-sharing contribution was made for the years ending November 30, 2001, 2000 and 1999.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time. Participants may change their deferred percentages every quarter.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participants' account balances as of the end of plan year. Allocations of Company contributions are based on participants' compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's account are immediately 100% vested and non-forfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest or installment payments as specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Participant Loans – Participants may borrow from the Plan a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's accounts and bear interest at the prime rate (5% and 8.5% at November 30, 2001 and 2000, respectively) on the first business day of the month in which the discretionary as determined by the Board of Directors. The participant must be employed on the last day of the Plan year and complete 1,000 hours of service during the Plan year to be eligible for any profit-sharing contributions. No profit-sharing contribution was made for the years ending November 30, 2001, 2000 and 1999.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time. Participants may change their deferred percentages every quarter.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participants' account balances as of the end of plan year. Allocations of Company contributions are based on participants' compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's account are immediately 100% vested and non-forfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest or installment payments as specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Participant Loans – Participants may borrow from the Plan a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's accounts and bear interest at the prime rate (5% and 8.5% at November 30, 2001 and 2000, respectively) on the first business day of the month in which the

The Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**2001**	2000	1999
Common stock	**$ (1,174,608)**	$ (681,194)	$ 398,172
Shares of registered investment companies	**(282,458)**	(97,361)	730,816
Common stock – The Rowe Companies	**(400,057)**	(1,544,481)	(65,194)
Shares of investment in collective trusts	**151,883**	188,056	163,729
Preferred stock	**39,880**	(29,249)	(36,880)
Corporate bonds	**10,282**	(890)	(12,413)
Municipal obligations	**1,089**	-	(10,602)
Other	**1,323**	-	-
	$ (1,652,666)	$ (2,165,119)	$ 1,167,628

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2001**	2000
Putnam Research Fund	**$3,398,677**	$ -
Putnam Stable Value Fund	**2,561,058**	-
Putnam Capital Opportunities Fund	**1,120,711**	-
Putnam Money Market Fund	**872,758**	-
Vanguard Index 500 Fund	-	3,459,277
First Union Stable Portfolio Group Trust	-	2,827,782
Common Stock – The Rowe Companies	-	992,926
Fidelity Low Priced Stock accounts	-	980,812

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and each member will be entitled to his or her proportionate share of the assets available for benefits as of the termination date.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Putnam Fiduciary Trust Company for the period from September 4, 2001 to November 30, 2001 and First Union National Bank for the period December 1, 2000 to September 3, 2001 and the years ended November 30, 2000 and 1999. Putnam Fiduciary Trust Company and First Union National Bank, are trustees as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

The Rowe Companies/Rowe Furniture Division
401(k) Retirement Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes

November 30, 2001

(a)	*(b)* *Identity of Issuer*	*(c)* *Description of Investment*	*(d)* *Cost*	*(e)* *Current Value*
	Self-Directed Brokerage Accounts	Various	a	$ 5,717,420
*	Putnam Research Fund	262,446 units	a	3,398,677
*	Putnam Stable Value Fund	2,561,058 units	a	2,561,058
*	Putnam Capital Opportunities Fund	117,352 units	a	1,120,711
*	Common Stock – The Rowe Companies	292,413 shares	a	380,138
*	George Putnam Fund of Boston	12,449 units	a	206,288
*	Putnam International Growth Fund	6,050 units	a	117,603
*	Putnam Equity Income Fund	6,015 units	a	87,932
*	Putnam Asset Allocation – Growth	4,607 units	a	44,595
*	Putnam Asset Allocation – Balanced	4,161 units	a	40,949
*	Putnam American Government Income Fund	1,201 units	a	10,626
*	Putnam Growth Opportunities Fund	607 units	a	9,117
*	Putnam Asset Allocation – Conservative	701 units	a	6,292
*	Putnam S&P 500 Index Fund	81 units	a	2,237
	Participants Loans	Prime Rate	-	602,141
				$ 14,305,784

** Party-in-interest.*

a – The cost of participant directed investments is not required to be disclosed.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged 401(k) and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan as of November 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended November 30, 2000, 1999, and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2000 and 1999, and the changes in net assets available for benefits for the years ended November 30, 2000, 1999, and 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

	Main Account	ESOP	PAYSOP
Assets			
Cash	$ -	$ -	$ -
Investments, at fair value (Notes 2 and 3):			
Money market funds	-	6,275	1,232
Mutual funds	5,398,700	-	-
Stable fund	2,827,782	-	-
Common stock – The Rowe Companies	788,229	79,791	44,294
Common stock	-	-	-
Foreign stock	160,740	-	-
Preferred stock	-	-	-
Corporate bonds	-	-	-
Municipal bonds	-	-	-
Participant loans	504,618	-	-
Total investments	9,680,069	86,066	45,526
Accrued interest	-	32	6
Net assets available for benefits	$ 9,680,069	$ 86,098	$ 45,532

Rowe Furniture Corporation
Merged 401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

Segregated Accounts	Total November 30, 2000	Total November 30, 1999
$ 57	**$ 57**	$ 7,336
299,904	**307,411**	488,869
379,898	**5,778,598**	5,256,587
-	**2,827,782**	3,357,779
80,612	**992,926**	1,933,982
4,961,185	**4,961,185**	5,192,830
-	**160,740**	124,381
287,150	**287,150**	437,025
204,251	**204,251**	205,141
204,513	**204,513**	205,511
-	**504,618**	381,438
6,417,513	**16,229,174**	17,583,543
19,436	**19,474**	18,657
$6,437,006	**$16,248,705**	$17,609,536

See accompanying notes to financial statements.

	Main Account	ESOP	PAYSOP
Income (loss) from investments			
Interest	$ 28,590	$ 328	$ 61
Dividends	-	3,973	2,206
Realized gain (loss)	(39,132)	12	12
Net unrealized (depreciation) appreciation of investments (Note 3)	(1,105,417)	(160,174)	(88,834)
Total (loss) income from investments	(1,115,959)	(155,861)	(86,555)
Contributions:			
Employer	266,819	-	-
Employees	652,290	-	-
Rollover	75,680	-	-
Total contributions	994,789	-	-
Benefit payments	(512,983)	(223)	(206)
Administrative expenses	(22,181)	(2,665)	(1,644)
(Decrease) increase in net assets	(656,334)	(158,749)	(88,405)
Net assets available for benefits, beginning of year	10,336,403	244,847	133,937
Net assets available for benefits, end of year	$ 9,680,069	$ 86,098	$ 45,532

Rowe Furniture Corporation
Merged 401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Segregated Accounts	For the year ended November 30, 2000	1999	1998
$ 12,523	$ **41,502**	$ 77,586	$ 39,798
216,247	**222,426**	197,829	742,354
3,002	**(36,106)**	81,416	296,774
(774,588)	**(2,129,013)**	1,086,212	843,357
(542,816)	**(1,901,191)**	1,443,043	1,922,283
-	**266,819**	240,333	214,960
134,180	**786,470**	630,248	597,306
-	**75,680**	56,633	-
134,180	**1,128,969**	927,214	812,266
-	**(513,412)**	(396,244)	(1,466,326)
(48,707)	**(75,197)**	(58,841)	(61,978)
(457,343)	**(1,360,831)**	1,915,172	1,206,245
6,894,349	**17,609,536**	15,694,364	14,488,119
$6,437,006	**$16,248,705**	$17,609,536	$15,694,364

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan (Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement, of certain subsidiaries of The Rowe Companies (the "Company") who have six months of service as of November 30 and elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants of the Plan may contribute, through payroll deductions, from 1% to 15% of total compensation, as defined in the Plan. The Company contributes, out of its available profits, 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 3% to 6% of compensation. In addition, at the discretion of the Board of Directors, the Company may make a supplemental contribution to the Plan out of its available profits. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (Concluded)

Vesting – Participant contributions and the matching contributions made by the Company are 100% vested upon contribution. Participants acquire a vested and nonforfeitable interest in supplemental employer contributions if they complete one year of service in that Plan year and the two immediately succeeding Plan years.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Loans – Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $500. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate (8.5% and 7.5% at November 30, 2000 and 1999, respectively). The loans are repaid ratably through payroll deductions over a period of five years or less.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Marketable securities are stated at fair value based on quoted market prices. Corporate and government bonds and notes are valued based on yields currently available on comparable securities with similar credit ratings.

2. Summary of Significant Accounting Policies (Concluded)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Reclassifications – Certain prior year financial information has been reclassified for comparative purposes.

Payment of Benefits – Benefits are recorded when paid.

3. Investments

Under the terms of a trustee agreement with First Union National Bank (the Trustee), the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

In 1999, the Trustee began reporting dividends on mutual funds as part of appreciation (depreciation) of investments.

The Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**2000**	1999	1998
Net unrealized (depreciation) appreciation of investments during year:			
Mutual funds	**$ (93,456)**	$ 637,904	$ (127,708)
Collective funds	**155,074**	152,377	-
Common stock – The Rowe Companies	**(1,455,551)**	(60,156)	501,730
Common stock	**(717,381)**	409,493	476,628
Foreign stock	**(3,434)**	17,020	-
Preferred stock	**(13,375)**	(47,353)	(15,267)
Corporate bonds	**(890)**	(12,413)	6,010
Municipal obligations	**-**	(10,660)	1,964
Net unrealized (depreciation) appreciation of investments	**$(2,129,013)**	$ 1,086,212	$ 843,357

3. Investments (Concluded)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2000**	1999
Vanguard Index 500	**$3,459,277**	$3,434,879
Stable Portfolio Group Trust	**2,827,782**	3,357,779
Common stock – The Rowe Companies	**992,926**	1,933,982
Fidelity Low Priced Stock Fund	**980,812**	-
	$8,260,797	$8,726,640

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5. Income Tax Status

The Internal Revenue Service has ruled in a determination letter dated September 6, 1996 that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established under the Plan qualifies under Section 501(a) of the Internal Revenue Code and, therefore, is not subject to tax under present income tax laws.

6. Party-In-Interest Transactions

Certain plan investments were managed by First Union National Bank. First Union National Bank is the trustee as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

Rowe Furniture Corporation
Merged 401(k) and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	First Union National Bank Evergreen Treasury Money Market	307,411.35 units	$ -	$ 307,411
	Mutual Fund Investments			
	Alliance Biotechnology Portfolio	1,000.00 units	-	8,820
	American Century Utilities	86.10 units	-	1,341
*	First Union National Bank Evergreen Growth & Income	21,035.81 units	-	710,586
	Fidelity Invt. Tr Japan Small Cost	316.82 units	-	4,293
	Fidelity Hastings Str Tr Fifty	3,128.89 units	-	51,376
	Fidelity Funds Aggressive Growth	1,494.76 units	-	59,985
	Fidelity Low Priced Stock	23,681.22 units	-	980,812
	Fidelity Select Portfolios Nat Gas Portfolio	1,851.40 units	-	38,194
	Fidelity Select Portfolios Finl Svcs Portfolio	501.14 units	-	54,318
	Fidelity Select Portfolios Medical Delivery	4,215.25 units	-	107,362
	Fidelity Select Portfolios Home Fin Portfolio	1,125.12 units	-	54,208
	Putnam Asset Allocated Balanced	83.37 units	-	1,254
	Putnam Asset Allocated Growth	1,339.16 units	-	22,129
	Vanguard Index 500	26,687.56 units	-	3,459,277
	Vanguard Wellington	4,202.22 units	-	175,883
	Vanguard Windsor II	1,237.17 units	-	48,760
	Total Mutual Fund Investments			5,778,598
	Collective Fund			
	Stable Portfolio Group Trust	49,210.39 units	-	2,827,782

Rowe Furniture Corporation
Merged 401(k) and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock			
	A T & T	1,332 shares	-	26,141
	Agilent Technologies Inc	104 shares	-	5,428
	Allied Cap Corp	11,520 shares	-	235,440
	America Online Inc	4,000 shares	-	162,440
	American Express	3,000 shares	-	164,813
	American Home Products Corp	3,400 shares	-	204,425
	American International Group Inc	1,350 shares	-	130,866
	American Management Systems Inc	1,200 shares	-	22,200
	Amli Residential Pptys Tr Sh Ben	4,500 shares	-	90,563
	At Home Corp Series A	900 shares	-	5,597
	Avaya Inc	323 shares	-	3,775
	Bank Amer Corp	2,939 shares	-	117,376
	Bank One Corp	3,000 shares	-	107,438
	Bristol-Myers Squibb	5,800 shares	-	402,013
	Broadwing Inc	3,000 shares	-	64,500
	Capital Automotive	8,000 shares	-	100,500
	Cisco Sys Inc	2,100 shares	-	100,538
	Citrix Sys Inc	350 shares	-	8,334
	Colgate-Palmolive	1,300 shares	-	76,375
	Comdisco Inc	600 shares	-	7,313
	Commerce One Inc	80 shares	-	2,305
	Convergys Corp	5,000 shares	-	210,313
	Disney Company Holding	3,000 shares	-	86,813
	E M C Corp	2,000 shares	-	148,750
	Efax Com Inc	100 shares	-	15
	Endo Pharmaceuticals Hldgs Inc	2,000 shares	-	750
	Enron Corp	2,525 shares	-	163,494

Rowe Furniture Corporation
Merged 401(k) and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Freddie Mac Company	1,500 shares	-	90,656
	Frequency Electrics Inc	3,000 shares	-	39,000
	General Electric	5,900 shares	-	292,419
	Harley Davidson Inc	2,000 shares	-	90,875
	Hewlett-Packard	550 shares	-	17,394
	Home Depot Inc	700 shares	-	27,431
	Home Pptys NY Inc	5,000 shares	-	143,438
	Intel Corp	4,728 shares	-	179,960
	Int Business Machines Corp	2,350 shares	-	219,725
	Johnson & Johnson	2,000 shares	-	200,000
	Levitz Furniture Inc	5,500 shares	-	275
	Lucent Technologies Inc	2,900 shares	-	45,131
	Meditrust Corp	2,000 shares	-	5,250
	Microsoft Corp	1,020 shares	-	58,523
	Mid-West Spring Mfg	10,000 shares	-	935
	Nortel Networks Corp	480 shares	-	18,120
	Pfizer Inc	300 shares	-	13,294
	Simon Ppty Grp Inc	4,500 shares	-	103,219
	Sparton Corp	10,000 shares	-	47,500
	Sun Microsystems Inc	100 shares	-	7,606
	Teva Pharmaceutical Inds Ltd	300 shares	-	19,725
*	The Rowe Companies	304,921 shares	-	992,926
	Vaughan Furniture Company	13,750 shares	-	189,544
	Vaughan-Bassett Furniture Inc	8,450 shares	-	295,750
	Weingarten Rlty Invs	2,500 shares	-	103,438
	Westmark Grp Hldgs Inc	10,000 shares	-	400
	Worldcall Corp	1,833 shares	-	-
	Worldcom Inc	6,900 shares	-	103,062
Total Common Stock				5,954,111
Foreign Stock				
	Templeton Foreign	10,251.32 units	-	160,740

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Preferred Stock			
	Chevy Chase Svgs Bk Pfd Ser A	6,000 shares	-	147,000
	First Wash Rlty Tr Inc Conv Pfd Ser A	2,000 shares	-	64,125
	Prime Retail Inc Conv Pfd Ser B	1,200 shares	-	4,275
	Taubman Ctrs Inc Pfd Ser A	4,000 shares	-	71,750
	Total Preferred Stock			287,150
	Corporate Bonds			
	Chase Manhattan Corp New Sub Nt	100,000 par	-	101,645
	Nationsbank Corp Sub Nt Dtd	100,000 par	-	102,606
	Total Corporate Bonds			204,251
	Municipal Obligations			
	Los Angeles Cnty Calif Pension Oblig Ser A	100,000 par	-	102,385
	Texas St Wtr Dev Brd-Ser B	100,000 par	-	102,128
	Total Municipal Obligations			204,513
	Participant Loans	8.5%	-	504,618
	Total Investments		$ -	$ 16,229,174

* *Indicates party in interest as defined by ERISA.*
(d) The cost of participant-directed investments is not required to be disclosed.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged 401(k) and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan as of November 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended November 30, 1999, 1998, and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1999 and 1998, and the changes in net assets available for benefits for the years ended November 30, 1999, 1998, and 1997 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1999 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 2003

BDO Seidman, LLP

	Main Account	ESOP	PAYSOP
Assets			
Cash	$ 5,493	$ -	$ -
Investments, at fair value (Notes 2 and 3):			
Money market funds	-	4,646	604
Mutual funds	5,095,767	-	-
Stable fund	3,357,779	-	-
Common stock	1,371,545	240,179	133,327
Foreign stock	124,381	-	-
Preferred stock	-	-	-
Corporate bonds	-	-	-
Municipal bonds	-	-	-
Participant loans	381,438	-	-
Total investments	10,330,910	244,825	133,931
Accrued interest	-	22	6
Total assets	$ 10,336,403	$ 244,847	$ 133,937
Liabilities			
Due to brokers	$ -	$ -	$ -
Total liabilities	-	-	-
Net assets available for benefits	$ 10,336,403	$ 244,847	$ 133,937

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

Segregated Accounts	Total November 30, **1999**	Total November 30, 1998
$ 1,843	**$ 7,336**	$ 45,364
483,619	**488,869**	230,613
160,820	**5,256,587**	4,758,784
-	**3,357,779**	2,995,939
5,381,761	**7,126,812**	6,053,228
-	**124,381**	63,753
437,025	**437,025**	699,377
205,141	**205,141**	217,554
205,511	**205,511**	286,113
-	**381,438**	322,179
6,873,877	**17,583,543**	15,627,540
18,629	**18,657**	21,789
$6,894,349	**$17,609,536**	$15,694,693
$ -	**$ -**	$ 329
-	**-**	329
$6,894,349	**$17,609,536**	$15,694,364

See accompanying notes to financial statements.

	Main Account	ESOP	PAYSOP
Income (loss) from investments			
Interest	$ 22,367	$ 162	$ 18
Dividends	-	3,694	2,088
Realized gain (loss)	88,583	(7,838)	(7,674)
Net unrealized appreciation (depreciation) of investments (Note 3)	787,123	(32,242)	(17,898)
Total income (loss) from investments	898,073	(36,224)	(23,466)
Contributions:			
Employer	240,333	-	-
Employees	611,802	-	-
Rollover	43,443	-	-
Total contributions	895,578	-	-
Benefit payments	(396,244)	-	-
Administrative expenses	(11,447)	(2,127)	(1,745)
Increase (decrease) in net assets	1,385,960	(38,351)	(25,211)
Net assets available for benefits, beginning of year	8,950,443	283,198	159,148
Net assets available for benefits, end of year	$ 10,336,403	$ 244,847	$ 133,937

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Segregated Accounts	For the year ended November 30, 1999	1998	1997
$ 55,039	**$ 77,586**	$ 39,798	$ 98,036
192,047	**197,829**	742,354	561,410
8,345	**81,416**	296,774	205,552
349,229	**1,086,212**	843,357	1,024,499
604,660	**1,443,043**	1,922,283	1,889,497
-	**240,333**	214,960	149,932
18,446	**630,248**	597,306	395,279
13,190	**56,633**	-	-
31,636	**927,214**	812,266	545,211
-	**(396,244)**	(1,466,326)	(747,923)
(43,522)	**(58,841)**	(61,978)	(81,977)
592,774	**1,915,172**	1,206,245	1,604,808
6,301,575	**15,694,364**	14,488,119	12,883,311
$6,894,349	**$17,609,536**	$15,694,364	$14,488,119

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan (Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement, of certain subsidiaries of The Rowe Companies (the "Company") who have six months of service as of November 30 of any year and elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute, through payroll deductions, from 1% to 15% of total compensation, as defined in the Plan. The Company contributes, out of its available profits, 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 3% to 6%. In addition, at the discretion of the Board of Directors, the Company may make a supplemental contribution to the Plan out of its available profits. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (Concluded)

Vesting – Participant contributions and the matching contributions made by the Company are 100% vested upon contribution. Participants acquire a vested and nonforfeitable interest in supplemental employer contributions if they complete one year of service in that Plan year and the two immediately succeeding Plan years.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Loans – Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $500. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate (7.5% and 7.75% at November 30, 1999 and 1998, respectively). The loans are repaid ratably through payroll deductions over a period of five years or less.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Marketable securities are stated at aggregate current value. If available, quoted market prices are used to value investments. Corporate and government bonds and notes are valued based on yields currently available on comparable securities with similar credit ratings.

2. Summary of Significant Accounting Policies (Concluded)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Payment of Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year financial information has been reclassified for comparative purposes.

3. Investments

Under the terms of a trustee agreement with First Union National Bank (the trustee) for the years ended November 30, 1999 and 1998 and Signet Trust Company (the trustee) for the year ended November 30, 1997, the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with the instructions of the participants.

In 1999, the Trustee began reporting dividends on mutual funds as part of appreciation of investments.

The Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**1999**	1998	1997
Net unrealized appreciation (depreciation) of investments during year:			
Mutual funds	**$ 637,904**	$ (127,708)	$ 497,326
Collective funds	**152,377**	-	-
Common Stock – The Rowe Companies	**(60,156)**	501,730	(157,623)
Various common stocks	**409,493**	476,628	658,097
Foreign stock	**17,020**	-	975
Preferred stock	**(47,353)**	(15,267)	28,530
Corporate bonds	**(12,413)**	6,010	(1,022)
Municipal obligations	**(10,660)**	1,964	(1,784)
Net unrealized appreciation of investments	**$ 1,086,212**	$ 843,357	$ 1,024,499

3. Investments (Concluded)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1999**	1998
Vanguard Index 500	**$3,434,879**	$3,001,438
Stable Portfolio Group Trust	**3,357,779**	2,995,939
Common stock – The Rowe Companies	**1,933,982**	1,759,200
	$8,726,640	$7,756,577

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5. Income Tax Status

The Internal Revenue Service has ruled in a determination letter dated September 6, 1996 that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established under the Plan qualifies under Section 501(a) of the Internal Revenue Code, and therefore, is not subject to tax under present income tax laws.

6. Party-In-Interest Transactions

Certain plan investments were managed by First Union National Bank for the years ended November 30, 1999 and 1998 and Signet Trust Company for the year ended November 30, 1997. First Union National Bank and Signet Trust Company are trustees as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	Evergreen Treasury Money Market Fund CLY	277,639.02 units	$ 277,639	$ 277,639
	Fidelity Cash Reserves Fd	211,229.80 units	211,230	211,230
	Total Money Market Funds		488,869	488,869
	Mutual Fund Investments			
	American Century Utilities FD	76.62 units	1,150	1,293
*	Evergreen Growth & Income	19,277.93 units	658,951	666,003
	Fidelity Invt Tr Intl Growth	2,320.90 units	56,096	65,960
	Fidelity Invt. Tr Japan Small Cos	314.76 units	3,050	7,504
	Fidelity Low Priced Stock Fund	23,543.05 units	909,256	842,418
	Fidelity Select Portfolios	983.67 units	59,200	80,425
	Putnam Asset Alloc Growth	5.39 units	87	94
	Vanguard Index 500	25,290.41 units	2,780,022	3,434,879
	Vanguard Wellington	3,710.62 units	140,247	145,877
	Vanguard Windsor II	326.90 units	12,938	12,134
	Total Mutual Fund Investments		4,620,997	5,256,587
	Collective Fund			
*	Stable Portfolio Group Trust	62,197.11 units	3,124,887	3,357,779
	Total Collective Fund		3,124,887	3,357,779

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock			
	Aetna Inc Com w/ rights attached	1,147.00 shares	110,659	62,655
	Allied Capital Commercial Corp.	11,520.00 shares	124,867	233,280
	American Express Co.	1,000.00 shares	44,475	151,313
	American Home Products Corp.	3,400.00 shares	69,959	176,800
	American Int Grp Inc Com	1,265.00 shares	26,454	131,244
	American Mgmt Sys Inc.	1,200.00 shares	40,920	35,250
	AMLI Residential PPTYS	4,500.00 shares	86,450	95,906
	Appnet, Inc.	100.00 shares	3,163	4,975
	Bank One Corp.	3,000.00 shares	103,928	105,938
	Bankamerica Corp.	2,939.00 shares	84,050	171,932
	Boston Scientific Corp.	5,000.00 shares	142,756	105,625
	Bristol-Myers Squibb Co.	5,800.00 shares	82,574	423,400
	Broadwing Inc Com	5,000.00 shares	20,801	145,000
	Capital Automotive Reit	8,000.00 shares	116,513	109,000
	Cisco Sys Inc.	400.00 shares	8,773	35,675
	Colgate-Palmolive Co.	2,000.00 shares	28,300	109,750
	Comdisco Inc.	600.00 shares	2,034	14,475
	Compaq Computer Corp.	200.00 shares	12,988	4,888
	Convergys Corp w/ rights attached	5,000.00 shares	27,574	136,563
	Disney	5,000.00 shares	170,860	139,375
	EMC Corp. Mass	1,000.00 shares	52,850	83,688
	Federal Home Ln Mtg Corp.	2,000.00 shares	35,905	98,750
*	First Union Corp.	200.00 shares	11,383	7,750
	Frequency Electrs Inc Com.	8,000.00 shares	67,940	67,500
	General Electric Co.	2,400.00 shares	67,346	312,300
	Home PPTYS NY Inc.	5,000.00 shares	85,500	128,125
	Intel Corp.	1,200.00 shares	44,168	92,025
	Int'l Business Machines Corp.	900.00 shares	83,716	92,756
	Johnson & Johnson	2,000.00 shares	63,975	207,500

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Levitz Furniture Inc.	5,500.00 shares	20,029	248
	MCI Worldcom Inc.	4,600.00 shares	164,233	380,363
	Meditrust Corp. Paired CTF New	2,000.00 shares	26,575	13,125
	Microsoft Corp.	100.00 shares	9,050	9,105
	Mid-West Spring Mfg Co.	10,000.00 shares	3,853	935
	Mod U Kraf Homes Inc.	9,630.00 shares	60,835	65,003
	Nortel Networks Corp.	240.00 shares	6,229	17,730
	Pepsico Inc.	1,500.00 shares	23,027	51,844
	Pfizer Inc.	300.00 shares	11,298	10,875
	Price T. Rowe Assoc Inc.	1,400.00 shares	45,140	50,400
	R & B Falcon Corp.	554.00 shares	9,429	6,856
*	The Rowe Companies	172,631.90 shares	1,485,928	1,933,982
	Simon PPTY Crp Inc.	4,700.00 shares	130,023	109,563
	Smith Charles E Residential Rlty Inc.	4,000.00 shares	91,400	130,000
	Sparton Corp.	14,450.00 shares	153,652	68,638
	Teva Pharmaceutical Inds LTD	300.00 shares	11,767	16,463
	Vaughan Furniture Co.	13,750.00 shares	221,460	226,875
	Vaughan-Bassett Furniture Inc.	8,450.00 shares	385,205	380,250
	Weingarten Rlty Invs Sh Ben Int	2,500.00 shares	93,475	93,906
	Westmark Grp Hldgs Inc.	22,000.00 shares	67,441	26,813
	Worldcall Corp C1 A	1,833.00 shares	20,486	-
	Total Common Stock		4,913,746	7,126,812
	Foreign Stock			
	Templeton Foreign	7,809.25 shares	109,963	124,381
	Total Foreign Stock		109,963	124,381

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Preferred Stock			
	American Gen Del LLC Conv Mthly Income PF	1,500.00 shares	78,500	136,500
	Chevy Chase Savings Bank PFD Ser A	165,000.00 shares	165,000	172,500
	First Wash Rlty Tr Inc Conv PFD	2,000.00 shares	57,370	45,500
	Prime Retail Inc. Conv PFD	1,200.00 shares	27,750	14,025
	Taubman Ctrs Inc. PFD Series A	4,000.00 shares	99,995	68,500
	Total Preferred Stock		428,615	437,025
	Corporate Bonds			
	Chase Manhattan Corp. (New) Sub NT – 1/93 7.625% 01/03	100,000.00 par	97,500	102,172
	Nationsbank Corp. Sub NT DTD 8/8/94 7.75% 08/15/2004	100,000.00 par	97,500	102,969
	Total Corporate Bonds		195,000	205,141
	Municipal Obligations			
	Texas St Wtr Dev BRD-SER B	100,000.00 units	99,752	103,446
	Los Angeles Cnty Calif Pension	100,000.00 units	100,000	102,065
	Total Municipal Obligations		199,752	205,511
	Participant Loans	7.5%	381,438	381,438
	Total Investments		$ 14,463,267	$ 17,583,543

* *Indicates party-in-interest as defined by ERISA.*

Schedule of Reportable Transactions

None

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged 401(k) and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan as of November 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years ended November 30, 1998, 1997, and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1998 and 1997, and the changes in net assets available for benefits for the years ended November 30, 1998, 1997, and 1996 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1998 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

	Main Account	ESOP	PAYSOP
Assets			
Cash	$ -	$ -	$ -
Investments, at fair value (Notes 2 and 3):			
Money market funds	2,995,498	3,329	321
Mutual funds	4,462,797	-	-
Common stock	1,106,216	279,856	158,825
Preferred stock	-	-	-
Foreign stock	63,753	-	-
Corporate bonds	-	-	-
Municipal bonds	-	-	-
Participant loans	322,179	-	-
Total investments	8,950,443	283,185	159,146
Accrued interest	-	13	2
Total assets	$8,950,443	$283,198	$159,148
Liabilities			
Due to brokers	$ -	$ -	$ -
Total liabilities	-	-	-
Net assets available for benefits	$8,950,443	$283,198	$159,148

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

Segregated Accounts	Total November 30, 1998	Total November 30, 1997
$ 45,804	**$ 45,804**	$ 2,004
226,964	**3,226,112**	3,191,009
295,987	**4,758,784**	4,866,769
4,508,331	**6,053,228**	4,771,319
699,377	**699,377**	754,650
-	**63,753**	14,850
217,554	**217,554**	286,484
286,113	**286,113**	284,150
-	**322,179**	278,652
6,234,326	**15,627,100**	14,447,883
21,774	**21,789**	38,232
$6,301,904	**$15,694,693**	$14,488,119
$ 329	**$ 329**	$ -
329	**329**	-
$6,301,575	**$15,694,364**	$14,488,119

See accompanying notes to financial statements.

	Main Account	ESOP	PAYSOP
Income from investments			
Interest	$ 22,028	$ 181	$ 41
Dividends	508,115	3,445	1,876
Realized gain	284,317	-	-
Net unrealized appreciation of investments (Note 3)	330,847	110,417	60,467
Total income from investments	1,145,307	114,043	62,384
Contributions:			
Employer	200,708	-	-
Employees	516,030	-	-
Total contributions	716,738	-	-
Benefit payments	(554,319)	(23,371)	(7,011)
Administrative expenses	(13,380)	(3,400)	(2,399)
Transfers between funds	(225)	-	-
Increase (decrease) in net assets	1,294,121	87,272	52,974
Net assets available for benefits, beginning of year	7,656,322	195,926	106,174
Net assets available for benefits, end of year	$8,950,443	$283,198	$159,148

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Segregated Accounts	For the year ended November 30, **1998**	1997	1996
$ 17,548	**$ 39,798**	$ 98,036	$ 104,647
228,918	**742,354**	561,410	502,932
12,457	**296,774**	205,552	147,155
341,626	**843,357**	1,024,499	1,537,997
600,549	**1,922,283**	1,889,497	2,292,731
14,252	**214,960**	149,932	136,274
81,276	**597,306**	395,279	306,479
95,528	**812,266**	545,211	442,753
(881,625)	**(1,466,326)**	(747,923)	(1,806,132)
(42,799)	**(61,978)**	(81,977)	(93,953)
225	**-**	-	-
(228,122)	**1,206,245**	1,604,808	835,399
6,529,697	**14,488,119**	12,883,311	12,047,912
$6,301,575	**$15,694,364**	$14,488,119	$12,883,311

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan (Plan), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement, of certain subsidiaries of The Rowe Companies (Company) who have six months of service as of November 30 of any year and elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute, through payroll deductions, from 1% to 15% of total compensation, as defined in the Plan. The Company contributes, out of its available profits, 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 3% to 6%. In addition, at the discretion of the Board of Directors, the Company may make a supplemental contribution to the Plan out of its available profits. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (Concluded)

Vesting – Participant contributions and the matching contributions made by the Company are 100% vested upon contribution. Participants acquire a vested and nonforfeitable interest in supplemental employer contributions if they complete one year of service in that Plan year and the two immediately succeeding Plan years.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Loans – Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $500. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate (7.75% and 8.5% at November 30, 1998 and 1997, respectively). The loans are repaid ratably through payroll deductions over a period of five years or less.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Marketable securities are stated at aggregate current value. If available, quoted market prices are used to value investments. Corporate and government bonds and notes are valued based on yields currently available on comparable securities with similar credit ratings.

2. Summary of Significant Accounting Policies (Concluded)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Payment of Benefits – Benefits are recorded when paid.

Reclassifications – Certain prior year financial information has been reclassified for comparative purposes.

3. Investments

Under the terms of a trustee agreement with First Union National Bank (the trustee) for the year ended November 30, 1998 and Signet Trust Company (the trustee) for the years ended November 30, 1997 and 1996, the trustee manages the Funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with the instructions of the participant.

The Plan's investments (including investments bought, sold, as well as held, during the year then ended) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**1998**	1997	1996
Net unrealized appreciation (depreciation) of investments during year:			
Mutual funds	**$ (127,708)**	$ 497,326	$ 464,686
Common stock – The Rowe Companies	**501,730**	(157,623)	474,495
Common stock – other	**476,628**	658,097	539,036
Preferred stock	**(15,267)**	28,530	66,300
Foreign stock	-	975	2,205
Corporate bonds	**6,010**	(1,022)	(3,587)
Municipal bonds	**1,964**	(1,784)	(5,138)
Net unrealized appreciation of investments	**$ 843,357**	$ 1,024,499	$ 1,537,997

3. Investments (Concluded)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1998**	1997
Stable Value Fund II	**$2,995,939**	$2,974,088
The Rowe Companies – Common stock	**1,759,200**	835,415
Vanguard Index 500	**3,001,438**	2,212,807
Various Fidelity Mutual Funds	**-**	1,321,107
	$7,756,577	$7,343,417

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5. Income Tax Status

The Internal Revenue Service has ruled in a determination letter dated September 6, 1996 that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established under the Plan qualifies under Section 501(a) of the Internal Revenue Code and, therefore, is not subject to tax under present income tax laws.

6. Party-In-Interest Transactions

Certain plan investments were managed by First Union National Bank for the year ended November 30, 1998 and Signet Trust Company for the years ended November 30, 1997 and 1996. First Union National Bank and Signet Trust Company are trustees as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	Evergreen Treasury Money Market Fund CLY	230,612.81 units	$ 230,613	$ 230,613
*	First Union Stable Value Fund II	58,503.54 units	2,905,436	2,995,499
	Total Money Market Funds		3,136,049	3,226,112
	Mutual Fund Investments			
	Vanguard Wellington	2,691.87 units	99,373	102,684
	Vanguard Windsor II	16.83 units	620	636
	Vanguard Index 500	26,574.02 units	2,840,757	3,001,438
*	Evergreen Growth & Income	18,899.63 units	648,578	596,084
	American Century Utilities FD	68.22 units	1,019	1,110
	Scudder Int'l FD Inc. Greater Europe Growth Fund	82.46 units	2,199	2,076
	Fidelity Low Priced Stock Fund	22,237.76 units	866,653	767,362
	Fidelity Cvt Secs FD LTD	516.51 units	52,673	52,740
	Various Fidelity Mutual Funds Investments	5,208.76 units	222,084	234,654
	Total Mutual Fund Investments		4,733,956	4,758,784

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock			
*	The Rowe Companies Common Stock	165,871.96 shares	1,445,660	1,759,200
	AMLI Residential PPTYS	4,500.00 shares	86,450	97,596
	Allied Capital Commercial Corp.	11,520.00 shares	124,867	207,360
	American Express Co.	1,000.00 shares	44,475	100,063
	American Home Products Corp.	3,400.00 shares	69,959	181,475
	Bankamerica Corp.	2,939.00 shares	84,050	191,588
	Boston Scientific Corp.	2,500.00 shares	142,756	123,750
	Bristol-Myers Squibb Co.	2,900.00 shares	82,574	353,800
	Capital Automotive Reit	6,000.00 shares	89,250	80,250
	Cincinnati Bell Inc.	5,000.00 shares	48,375	157,500
	General Electric Co.	2,200.00 shares	61,298	198,825
	Heinz H J Co.	1,500.00 shares	53,400	87,470
	Home PPTYS NY Inc.	5,000.00 shares	85,500	123,125
	Johnson & Johnson	2,000.00 shares	63,975	162,500
	Levitz Furniture Inc.	5,500.00 shares	20,029	1,183
	MCI Worldcom Inc.	4,000.00 shares	119,635	236,000
	Mobil Corp.	1,600.00 shares	81,480	137,600
	Philip Morris Companies, Inc.	3,000.00 shares	55,600	167,814
	Smith Charles E Residential Rlty Inc.	4,000.00 shares	91,400	118,252
	Vaughan-Bassett Furniture Inc.	4,900.00 shares	224,073	220,500
	Vaughan Furniture Co.	13,750.00 shares	221,460	226,875
	Weingarten Rlty Invs Sh Ben Int	2,500.00 shares	93,475	113,595
	Frequency Electric Inc.	8,000.00 shares	67,940	88,504
	Herley Inds Inc. Del WT Exp	10,000.00 shares	20,797	10,000
	Mid-West Spring Mfg. Co.	10,000.00 shares	3,853	200
	Mod U Kraf Homes Inc.	7,500.00 shares	44,792	51,563
	Powertel USA Inc. Class A	1,833.00 shares	20,486	172
	Sparton Corp.	14,450.00 shares	153,652	83,088
	Westmark Group Hldgs. Inc.	22,000.00 shares	67,441	55,693

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American International Group Inc.	1,012.00 shares	26,454	95,128
	Colgate-Palmolive Co.	1,000.00 shares	28,300	85,625
	Electronic Data Sys Corp.	800.00 shares	35,480	31,200
	Freddie Mac Com Vtg	2,000.00 shares	35,905	121,000
	Frontier Corp.	1,500.00 shares	39,525	45,188
	Intel Corp.	600.00 shares	44,168	64,575
	Pepsico Inc.	1,500.00 shares	23,027	58,032
	T. Rowe Price Assoc. Inc.	1,400.00 shares	45,140	50,050
	Simon PPTY Crp Inc.	1,200.00 shares	31,020	35,550
	Loral Space & Communications LTD	2,000.00 shares	38,700	36,750
	Cisco Sys Inc.	200.00 shares	8,773	15,075
	Compaq Computer Corp.	200.00 shares	2,034	6,500
*	First Union Corp.	200.00 shares	11,383	12,150
	General Electric Co.	200.00 shares	6,048	18,075
	Northern Telecom LTD	120.00 shares	6,229	5,603
	Pfizer Inc.	100.00 shares	11,298	11,194
	R & B Falcon Corp.	354.00 shares	7,833	3,275
	Teva Pharmaceutical Inds LTD	300.00 shares	11,767	13,050
	3Com Corp.	250.00 shares	11,494	9,667
	Total Common Stock		4,193,280	6,053,228
	Preferred Stock			
	Chevy Chase Savings Bank PFD Ser A	6,000.00 shares	165,000	175,500
	Taubman Ctrs Inc. PFD Series A	4,000.00 shares	99,995	94,252
	Walden Residential PPTYS Inc. Sr PFD	4,000.00 shares	100,500	90,000
	American Gen Del LLC Conv Mthly Income PFD	1,500.00 shares	78,500	135,000
	Corning Del L P Mthly Income Conv PFD	2,000.00 shares	105,700	125,000

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	First Wash Rlty Tr Inc. Conv PFD	2,000.00 shares	57,370	58,250
	Prime Retail Inc. Conv PFD	1,200.00 shares	27,750	21,375
	Total Preferred Stock		634,815	699,377
	Foreign Stock			
	Templeton Foreign	5,015.81 shares	69,428	63,753
	Total Foreign Stock		69,428	63,753
	Corporate Bonds			
	Chase Manhattan Corp. (New) Sub NT – 1/93 7.625% 01/03	100,000 shares	97,500	217,554
	Total Corporate Bonds		97,500	217,554
	Municipal Obligations			
	Colorado HGS Fin Auth Multifam	70,000 units	70,175	69,942
	Texas St Wtr Dev BRD-SER B	100,000 units	99,752	108,194
	Los Angeles Cnty Calif Pension	100,000 units	100,000	107,977
	Total Municipal Obligations		269,927	286,113
	Participant Loans	7.75%	322,179	322,179
	Total Investments		$ 13,457,134	$ 15,627,100

* *Indicates party-in-interest as defined by ERISA.*

Rowe Furniture Corporation
Merged 401(k)
and Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Reportable Transactions
Year Ended November 30, 1998

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Category (iii) – series of transactions in excess of 5 percent of plan assets.						
* First Union National Bank	Evergreen Treasury Money Market Fund	$ 2,348,427	$ -	$ 2,348,427	$ 2,348,427	$ -
* First Union National Bank	Evergreen Treasury Money Market Fund	-	2,377,337	2,377,337	2,377,337	-
* First Union National Bank	Stable Portfolio Group Trust II	2,903,799	-	2,903,799	2,903,799	-
* First Union National Bank	Stable Value Fund II	399,947	-	399,947	399,947	-
* First Union National Bank	Stable Value Fund II	-	3,374,035	3,374,035	3,374,035	-
First Union National Bank	Vanguard Index 500	252,752	-	252,752	252,752	-
First Union National Bank	Vanguard Index 500	-	2,777,247	2,465,558	2,777,247	311,689

** Indicates party-in-interest as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged 401(k) and Employee Stock
Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan as of November 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years ended November 30, 1997, 1996, and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1997 and 1996, and the changes in net assets available for benefits for the years ended November 30, 1997, 1996, and 1995 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1997 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 2003

BDO Seidman, LLP

	Main Account	ESOP	PAYSOP
Assets			
Cash	$ 2,688	$ 13	$ 4
Investments, at fair value (Notes 2 and 3):			
Money market funds	2,974,088	3,086	798
Mutual fund investments	3,537,848	-	-
Common stock	835,415	192,815	105,369
Preferred stock	-	-	-
Foreign stock	-	-	-
Corporate bonds	-	-	-
Municipal bonds	-	-	-
Participant loans	272,952	-	-
Total investments	7,620,303	195,901	106,167
Accrued interest	15,878	12	3
Net assets available for benefits	$7,638,869	$195,926	$106,174

Rowe Furniture Corporation
Merged 401(k) and
Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

Segregated Accounts	Total November 30, **1997**	Total November 30, 1996
$ (701)	**$ 2,004**	$ 1,252
213,037	**3,191,009**	3,645,174
1,328,921	**4,866,769**	3,520,665
3,637,720	**4,771,319**	4,281,982
754,650	**754,650**	540,500
14,850	**14,850**	13,875
286,484	**286,484**	312,576
284,150	**284,150**	215,759
5,700	**278,652**	315,150
6,525,512	**14,447,883**	12,845,681
22,339	**38,232**	36,378
$6,547,150	**$14,488,119**	$12,883,311

See accompanying notes to financial statements.

	Main Account	ESOP	PAYSOP
Income (loss) from investments			
Interest	$ 21,418	$ 112	$ 25
Dividends	337,428	2,961	1,608
Realized gain (loss)	26,015	1,180	203
Net unrealized appreciation (depreciation) of investments (Note 3)	452,100	(30,617)	(16,732)
Total income (loss) from investments	836,961	(26,364)	(14,896)
Contributions:			
Employer	138,175	-	-
Employees	348,333	-	-
Total contributions	486,508	-	-
Benefit payments	(721,329)	(20,321)	(6,273)
Administrative expenses	(48,135)	(2,000)	(1,297)
Transfers between funds	(225)	-	-
Increase (decrease) in net assets	553,780	(48,685)	(22,466)
Net assets available for benefits, beginning of year	7,102,542	244,611	128,640
Net assets available for benefits, end of year	$7,656,322	$195,926	$106,174

Rowe Furniture Corporation
Merged 401(k) and
Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

Segregated Accounts	For the year ended November 30, 1997	1996	1995
$ 76,481	**$ 98,036**	$ 104,647	$ 136,266
219,413	**561,410**	502,932	485,073
178,154	**205,552**	147,155	(75,903)
619,748	**1,024,499**	1,537,997	825,736
1,093,796	**1,889,497**	2,292,731	1,371,172
11,757	**149,932**	136,274	128,228
46,946	**395,279**	306,479	338,073
58,703	**545,211**	442,753	466,301
-	**(747,923)**	(1,806,132)	(2,648,721)
(30,545)	**(81,977)**	(93,953)	(104,901)
225	**-**	-	-
1,122,179	**1,604,808**	835,399	(916,149)
5,407,518	**12,883,311**	12,047,912	12,964,061
$6,529,697	**$14,488,119**	$12,883,311	$12,047,912

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan (Plan), as amended, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement, of Rowe Furniture Corporation and certain subsidiaries (Company) who have six months of service as of November 30 of any year and elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute, through payroll deductions, from 1% to 15% of total compensation. The Company will make matching contributions to the Plan, out of its available profits, of 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 3% to 6%. In addition, at the discretion of the Board of Directors, the Company may make a supplemental contribution to the Plan out of its available profits. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (Concluded)

Vesting – Participant contributions and the matching contributions made by the Company are 100% vested upon contribution. Participants acquire a vested and nonforfeitable interest in supplemental employer contributions if they complete one year of service in that Plan year and the two immediately succeeding Plan years.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Loans – Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $500. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate (8.5% and 8.25% at November 30, 1997 and 1996, respectively). The loans are repaid ratably through payroll deductions over a period of five years or less.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Marketable securities are stated at aggregate current value. If available, quoted market prices are used to value investments. Corporate and government bonds and notes are valued based on yields currently available on comparable securities with similar credit ratings.

2. Summary of Significant Accounting Policies (Concluded)

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Payment of Benefits – Benefits are recorded when paid.

3. Investments

Under the terms of a trustee agreement with Signet Trust Company (the trustee), the trustee manages the Funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with the instructions of the participant.

The Plan's investments (including investments bought, sold and held during the year then ended) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**1997**	1996	1995
Net unrealized appreciation (depreciation) of investments during year:			
Mutual funds	**$ 497,326**	$ 464,686	$ 388,585
Rowe Furniture Corporation Common stock	**(157,623)**	474,495	76,960
Common stock – other	**658,097**	539,036	269,652
Foreign stock	**975**	2,205	(98)
Preferred stock	**28,530**	66,300	19,188
Corporate bonds	**(1,022)**	(3,587)	46,808
Municipal bonds	**(1,784)**	(5,138)	24,641
Net unrealized appreciation of investments	**$ 1,024,499**	$ 1,537,997	$ 825,736

3. Investments (Concluded)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1997**	1996
Stable Value Fund II	**$2,974,088**	$3,289,023
Rowe Furniture Unitized Investment Fund	**835,415**	1,045,276
Vanguard Index TR 500 Portfolio	**2,212,807**	1,513,997
Various Fidelity Mutual Funds	**1,321,107**	1,067,750
	$7,343,417	$6,916,046

4. Income Tax Status

The Internal Revenue Service has ruled in a determination letter dated September 6, 1996 that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established under the Plan qualifies under Section 501(a) of the Internal Revenue Code and, therefore, is not subject to tax under present income tax laws.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. Party-In-Interest Transactions

Certain plan investments were managed by Signet Trust Company. Signet Trust Company is the trustee as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	The Virtus Money Market Fund II	213,036.87 units	$ 213,037	$ 213,037
*	The Virtus Treasury Money Market Fund II	3,884.00 units	3,884	3,884
*	Stable Value Fund II	2,974,088.20 units	2,974,088	2,974,088
	Total Money Market Funds		3,191,009	3,191,009
	Mutual Fund Investments			
	Fidelity Advisor Balanced Fund	1,271.06 units	21,041	24,443
	Fidelity Low Price Stock Fund	193.28 units	4,582	4,919
	Fidelity Invt TR Canada Fund	54.09 units	1,191	975
	T Rowe Price Int'l Stock Fund	3,643.65 units	50,810	51,375
	Frank Russell Special Growth Fund	13,996.78 units	541,775	702,638
*	The Virtus Style Manager Fund II	35,888.66 units	425,981	546,584
	Scudder Int'l Fund Inc. Latin American Fund	72.99 units	1,519	1,921
	Vanguard Index TR 500 Portfolio	24,690.99 units	1,391,604	2,212,807
	Various Fidelity Mutual Funds	540,767.97 units	1,321,107	1,321,107
	Total Mutual Fund Investments		3,759,610	4,866,769

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Common Stock			
*	Rowe Furniture Corp.	67,149.00 shares	212,063	449,093
*	Rowe Furniture Unitized Inv. Fund	51,397.00 shares	582,239	835,415
	Amli Residential PPTYS	4,500.00 shares	86,450	103,500
	Allied Capital Commercial Corp.	7,200.00 shares	124,867	230,400
	American Express Co.	1,000.00 shares	44,475	78,875
	American Home Products	1,600.00 shares	60,680	111,701
	American International Group	675.00 shares	26,468	68,049
	Barnett Banks Inc.	1,886.00 shares	45,014	132,728
	Bay Networks Inc.	100.00 shares	3,602	3,006
	Bell Atlantic	98.00 shares	49,935	89,072
	Boston Scientific Corp.	1,300.00 shares	82,186	58,744
	Bristol Myers Squibb Co.	2,900.00 shares	82,574	271,513
	Cincinnati & Suburban Bell Telephone Co.	5,000.00 shares	48,375	147,500
	Colgate Palmolive Co.	1,000.00 shares	28,300	66,813
	Compaq Computer Corp.	250.00 shares	5,085	15,610
	DBA Systems, Inc.	7,025.00 shares	57,499	48,297
	Eastman Kodak Co.	1,650.00 shares	89,174	100,031
	Electronic Data Systems Corp.	800.00 shares	35,480	30,400
	Federal Home Loan Mtg. Corp.	2,000.00 shares	35,905	82,500
	Frequency Electric Inc.	9,000.00 shares	81,358	234,000
	Frontier, Corp.	5,500.00 shares	105,265	134,750
	General Electric Corp.	2,400.00 shares	67,345	177,300
	Heinz (HJ) Co.	1,500.00 shares	53,400	75,094
	Home Properties of NY	5,000.00 shares	85,500	132,815
	Intel, Corp.	600.00 shares	44,167	46,575
	Johnson & Johnson	2,000.00 shares	63,975	125,876

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563
Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral,. Par or Maturity Value	(d) Cost	(e) Current Value
	Levitz Furniture Inc.	5,500.00 shares	20,029	2,365
	Mid-West Spring Mfg. Co.	10,000.00 shares	3,853	900
	Mobil Corp.	1,600.00 shares	81,480	115,101
	Mod U Kraft Homes Inc.	3,000.00 shares	14,353	23,250
	Motorola Inc.	800.00 shares	46,686	50,300
	Pepsico, Inc.	1,500.00 shares	23,027	55,312
	Philip Morris Companies, Inc.	3,000.00 shares	55,600	130,500
	Powertel USA, Inc. Class A	1,833.00 shares	20,486	229
	Reading & Bates Corp.	300.00 shares	7,833	11,512
	Simon Debartolo Group Inc.	1,200.00 shares	31,020	39,226
	Smith Charles E. Resident Rlty Co.	4,000.00 shares	91,400	138,000
	Sparton, Corp.	6,950.00 shares	95,776	71,237
	3com, Corp.	150.00 shares	7,829	5,438
	Tricon Global Restaurants	150.00 shares	1,892	5,072
	Vaughan Furniture Co.	5,000.00 shares	100,750	105,000
	Weingarten Realty Investors	2,500.00 shares	93,475	104,220
	Worldcom Inc. GA	2,000.00 shares	17,060	64,000
	Total Common Stock		2,913,930	4,771,319
	Foreign Stock			
	Teva Pharmaceutical	300.00 shares	11,767	14,850

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Preferred Stock			
	American General 3% CVMIPS PR A	1,500.00 shares	78,500	105,000
	Chevy Chase Savings Bank, F S B MD PFD Perp Ser A 13%	6,000.00 shares	165,000	178,500
	Corning Delaware 3% CV PR	2,000.00 shares	105,700	135,500
	First Washington Realty 9.75% CV PR Series B	2,000.00 shares	57,370	63,500
	Prime Retail, Inc. Preferred Convertible Series B 8.5%	1,200.00 shares	27,750	29,400
	Riggs National Corp. Wash, DC PFD Perp. Series B % Restricted (10.75%)	5,000.00 shares	124,375	140,000
	Walden Residential Properties, Inc. 9% Preferred	4,000.00 shares	100,500	102,750
	Total Preferred Stock		659,195	754,650
	Corporate Bonds			
	Discover Card TR CR Card Pass Thru CTF CL A Series 93A 6.25%	75,000 par	72,656	74,940
	Chase Manhattan Corp. (New) Sub. NT – 1/93 7.625% 01/03	100,000 par	97,500	104,975
	Nationsbank Corp. Sub. NT DTD 08/94 7.75% 08/04	100,000 par	97,500	106,569
	Total Corporate Bonds		267,656	286,484

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Municipal Obligations			
	Colorado Housing Financing Authority Multifamily Taxable N/C DTD 09/95 6.65% 10/99	70,000 par	70,175	70,654
	Los Angeles County California Pension Obligation, Series A, Taxable N/C DTD 10/94 8.3% 06/02	100,000 par	100,000	106,384
	Texas State Water Development Board, Series B, Taxable N/C DTD 09/94 8% 08/02	100,000 par	99,752	107,112
	Total Municipal Obligations		269,927	284,150
	Participant Loans	8.5%	278,652	278,652
			$11,351,746	$14,447,883

** - Indicates party-in-interest as defined by ERISA.*

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563
Plan Number: 002
Schedule of Reportable Transactions
Year Ended November 30, 1997

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) – series of transactions in excess of 5 percent of Plan assets.						
* Signet Trust Company	Virtus Money Market Fund II	$ 839,794	$ -	$ 839,794	$ 839,794	$ -
* Signet Trust Company	Virtus Money Market Fund II	-	699,353	699,353	699,353	-
Signet Trust Company	Vanguard Index TR 500 Portfolio	590,056	-	590,056	590,056	-
Signet Trust Company	Vanguard Index TR 500 Portfolio	-	303,836	303,836	303,836	-
* Signet Trust Company	Stable Value Fund II	697,550	-	697,550	697,550	-
* Signet Trust Company	Stable Value Fund II	-	1,022,485	1,022,485	1,022,485	-

** - Indicates party-in-interest as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation Merged 401(k) and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan as of November 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years ended November 30, 1996, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1996 and 1995, and the changes in net assets available for benefits for the years ended November 30, 1996, 1995 and 1994 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1996 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

	Main Account	ESOP	PAYSOP
Assets			
Cash	$ 1,225	$ -	$ 1
Investments, at fair value (Notes 2 and 3)			
Money market funds	3,289,023	2,113	560
U.S. treasury notes	-	-	-
Mutual fund investments	2,450,444	-	-
Common stock	1,045,277	242,490	128,077
Preferred stock	-	-	-
Foreign stock	-	-	-
Corporate bonds	-	-	-
Municipal bonds	-	-	-
Participant loans	299,408	-	-
Total investments	7,084,152	244,603	128,637
Accrued interest	17,165	8	2
Net assets available for benefits	$7,102,542	$ 244,611	$ 128,640

Rowe Furniture Corporation
Merged 401(k) and
Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

Segregated Accounts	November 30, 1996	1995
$ 26	$ **1,252**	$ 125,651
353,478	**3,645,174**	4,020,846
-	**-**	198,338
1,070,221	**3,520,665**	3,111,858
2,866,138	**4,281,982**	3,155,987
540,500	**540,500**	425,313
13,875	**13,875**	4,175
312,576	**312,576**	422,163
215,759	**215,759**	219,935
15,742	**315,150**	324,711
5,388,289	**12,845,681**	11,883,326
19,203	**36,378**	38,935
$5,407,518	**$12,883,311**	$12,047,912

See accompanying notes to financial statements.

	Main Account	ESOP	PAYSOP
Income (loss) from investments			
Interest	$ 20,355	$ 112	$ 37
Dividends	346,876	2,722	1,467
Realized gain (loss)	60,545	6,045	4,378
Unrealized appreciation of investments (Note 3)	714,785	89,956	47,512
Total income investments	1,142,561	98,835	53,394
Contributions:			
Employer	124,003	-	-
Employee	263,983	-	-
Total contributions	387,986	-	-
Benefits paid to participants	(1,436,193)	(36,247)	(24,826)
Administrative expenses	(57,970)	(3,279)	(2,000)
Transfer to Merged Thrift and Employee Stock Ownership Plan	-	-	-
Transfer between funds	(8,117)	-	-
Increase (decrease) in net assets	28,267	59,309	26,568
Net assets available for benefits, beginning of year	7,074,275	185,302	102,072
Net assets available for benefits, end of year	$ 7,102,542	$ 244,611	$ 128,640

Rowe Furniture Corporation
Merged 401(k) and
Employee Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits

Segregated Accounts	For the year ended November 30, **1996**	1995	1994
$ 84,143	$ **104,647**	$ 136,266	$ 320,818
151,867	**502,932**	485,073	219,447
76,187	**147,155**	(75,903)	2,792,591
685,744	**1,537,997**	825,736	(36,087)
997,941	**2,292,731**	1,371,172	3,296,769
12,271	**136,274**	128,228	154,567
42,496	**306,479**	338,073	372,934
54,767	**442,753**	466,301	527,501
(308,866)	**(1,806,132)**	(2,648,721)	(208,908)
(30,704)	**(93,953)**	(104,901)	(82,442)
-	-	-	(184,536)
8,117	-	-	-
721,255	**835,399**	(916,149)	3,348,384
4,686,263	**12,047,912**	12,964,061	9,615,677
$ 5,407,518	**$ 12,883,311**	$ 12,047,912	$ 12,964,061

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan (Plan), as amended, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement, of Rowe Furniture Corporation and certain subsidiaries (Company) who have completed six months of service as of November 30 of any year and elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contribution – Participants of the Plan may contribute through payroll deductions from 1% to 15% of their total compensation. The Company will make matching contributions to the Plan, out of its available profits of 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 3% to 6%. In addition, at the discretion of the Board of Directors, the Company may make a supplemental contribution to the Plan out of its available profits. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – Participant contributions and the matching contributions made by the Company are 100% vested upon contribution. Participants acquire a vested and nonforfeitable interest in supplemental employer contributions if they complete one year of service in that Plan year and the two immediately succeeding Plan years.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Loans – Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $500. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate (8.25% and 8.75% at November 30, 1996 and 1995, respectively). The loans are repaid ratably through payroll deductions over a period of five years or less.

2. Summary of Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Marketable securities are stated at aggregate current value. If available, quoted market prices are used to value investments. Corporate and government bonds and notes are valued based on yields currently available on comparable securities with similar credit ratings.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Payment of Benefits – Benefits are recorded when paid.

3. Investments

Under the terms of a trustee agreement with Signet Trust Company (the trustee), the trustee manages the Funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with the instructions of the participant.

The Plan's investments (including investments bought, sold and held during the year then ended) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**1996**	1995	1994
Net unrealized appreciation (depreciation) of investments during year:			
Mutual funds	**$ 464,686**	$ 388,585	$ (54,568)
Rowe Furniture Corporation Common stock	**474,495**	76,960	59,248
Common stock – other	**539,036**	269,652	(15,121)
Foreign stock	**2,205**	(98)	-
Preferred stock	**66,300**	19,188	(7,630)
Corporate bonds	**(3,587)**	46,808	(14,520)
Municipal bonds	**(5,138)**	24,641	(3,496)
Net unrealized appreciation (depreciation) of investments	**$ 1,537,997**	$ 825,736	$ (36,087)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1996**	1995
Stable Value Fund II	**$3,289,023**	$3,731,141
Rowe Furniture Unitized Investment Fund	**1,045,276**	930,941
Vanguard Index TR 500 Portfolio	**1,513,997**	1,077,035
Various Fidelity Mutual Funds	**1,067,750**	1,141,386
	$6,916,046	$6,880,503

4. Income Tax Status

The Internal Revenue Service has ruled in a determination letter dated September 6, 1996 that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established under the Plan qualifies under Section 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. Party-In-Interest Transactions

Certain plan investments were managed by Signet Trust Company. Signet Trust Company is the trustee as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	The Virtus Money Market Fund II	353,477.87 units	$ 353,478	$ 353,478
*	The Virtus Treasury Money Market Fund II	2,673.00 units	2,673	2,673
*	Stable Value Fund II	3,289,023.00 units	3,289,023	3,289,023
	Total Money Market Funds		3,645,174	3,645,174
	Mutual Fund Investments			
	Fidelity Advisor Series II Income and Growth Portfolio	1,011.35 units	16,074	17,122
	Fidelity Invt TR Canada Fund	43.22 units	1,000	971
	T Rowe Price Int'l Stock Fund	2,710.46 units	36,701	38,163
	Frank Russell Special Growth Fund	11,525.71 units	421,554	518,887
*	The Virtus Style Manager Fund II	29,477.19 units	337,696	362,275
	Scudder Int'l Fund Inc. Latin American Fund	72.12 units	1,500	1,500
	Vanguard Index TR 500 Portfolio	21,207.41 units	998,829	1,513,997
	Various Fidelity Mutual Funds Investments	1,067,749.93 units	1,067,750	1,067,750
	Total Mutual Fund Investments		2,881,104	3,520,665
	Common Stock			
	Amli Residential PPTYS	4,500.00 shares	86,450	96,750
	Allied Capital Commercial Corp.	7,200.00 shares	124,867	162,000
	American Express Co.	1,000.00 shares	44,475	52,250
	American Home Products	1,600.00 shares	60,680	103,000

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American International Group	450.00 shares	26,468	51,750
	Barnett Banks Inc.	1,886.00 shares	45,011	82,984
	Bay Networks Inc.	100.00 shares	3,602	2,675
	Bristol Myers Squibb Co.	1,450.00 shares	82,574	164,938
	Cincinnati & Suburban Bell Telephone Co.	2,500.00 shares	48,375	149,063
	Colgate Palmolive Co.	500.00 shares	28,300	46,313
	Compaq Computer Corp.	100.00 shares	5,085	7,925
	Corel Corp.	200.00 shares	3,689	1,636
	Cycomm Int'l Inc. New (Wyoming)	5,000.00 shares	30,182	16,875
	Dime Bancorp Inc. New	3,500.00 shares	40,600	55,563
	Eastman Chemical Co.	500.00 shares	26,113	28,563
	Eastman Kodak Co.	1,650.00 shares	89,174	133,856
	Electronic Data Systems Corp.	800.00 shares	35,480	38,800
	FPL Grp Inc.	2,000.00 shares	74,450	92,250
	Federal Home Loan Mtg Corp.	500.00 shares	35,905	57,125
	Frequency Electric Inc.	9,000.00 shares	81,358	92,250
	General Electric Corp.	1,200.00 shares	67,345	124,800
	Heinz (HJ) Co.	1,500.00 shares	53,400	56,813
	Home Properties of NY	5,000.00 shares	85,500	103,750
	Johnson & Johnson	2,000.00 shares	63,975	106,500
	Levitz Furniture Inc.	17,000.00 shares	47,497	61,625
	Mai Sys. Corp. New	7,500.00 shares	71,389	50,625
	Mid-West Spring Mfg. Co.	10,000.00 shares	3,853	3,125
	Mobil Corp.	800.00 shares	81,480	96,900
	Mod U Kraft Homes Inc.	3,000.00 shares	14,353	15,750
	Motorola Inc.	800.00 shares	46,686	44,300
	Mountasia Entmt. Int'l	20,500.00 shares	59,062	65,354

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563
Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Nevada Energy CL-A New	11,000.00 shares	20,486	3,091
	NYNEX Corp.	1,300.00 shares	49,955	60,288
	Pepsico, Inc.	1,500.00 shares	24,919	45,375
	Philip Morris Companies, Inc.	1,000.00 shares	55,600	103,250
*	Rowe Furniture Corp.	70,379.00 shares	217,331	545,437
*	Rowe Furniture Unitized Inv Fund	56,985.54 shares	582,778	1,045,276
	Simon Debartolo Group Inc.	1,200.00 shares	31,020	32,850
	Smith Charles E. Resident Rlty Co.	4,000.00 shares	91,400	101,000
	Union Carbide Corp.	750.00 shares	30,356	34,594
	Viking Resources Int'l Inc.	5,000.00 shares	2,890	650
	Weingarten Realty Investors	2,500.00 shares	93,475	97,813
	Worldcom Inc. GA	2,000.00 shares	17,060	46,250
	Total Common Stock		2,784,648	4,281,982
	Foreign Stock			
	Teva Pharmaceutical	300.00 shares	11,767	13,875
	Preferred Stock			
	American General 3% CVMIPS PR A	1,500.00 shares	78,500	83,250
	Chevy Chase Savings Bank, F S B MD PFD Perp Ser A 13%	6,000.00 shares	165,000	198,000
	Corning Delaware 3% CV PR	2,000.00 shares	105,700	118,000
	Riggs National Corp. Wash, DC PFD Perp. Series B % Restricted (10.75%)	5,000.00 shares	124,375	141,250
	Total Preferred Stock		473,575	540,500

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Corporate Bonds			
	Discover Card TR CR Card Pass Thru CTF CL A Series 93A 6.25%	100,000.00 par	96,875	100,281
	Chase Manhattan Corp. (New) Sub. NT 01/93 7.625% 01/03	100,000.00 par	97,500	105,692
	Nationsbank Corp. Sub. NT DTD 8/94 7.75% 8/04	100,000.00 par	97,500	106,603
	Total Corporate Bonds		291,875	312,576
	Municipal Obligations			
	Los Angeles County California Pension Obligation, Series A, Taxable N/C DTD 10/94 8.3% 06/02	100,000.00 par	100,000	108,311
	Texas State Water Development Board, Series B, Taxable N/C DTD 09/94 8% 08/02	100,000.00 par	99,752	107,448
	Total Municipal Bonds		199,752	215,759
	Participant Loans	8.25%	315,150	315,150
			$ 10,603,045	$ 12,845,681

** - Indicates party-in-interest as defined by ERISA.*

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563
Plan Number: 002
Schedule of Reportable Transactions
Year Ended November 30, 1996

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) – series of transactions in excess of 5 percent of Plan assets						
* Signet Trust Company	Virtus Money Market Fund II	$ 1,136,849	$ -	$ 1,136,849	$ 1,136,849	$ -
* Signet Trust Company	Virtus Money Market Fund II	-	1,068,235	1,068,235	1,068,235	-
* Signet Trust Company	Stable Value Fund II	741,025	-	741,025	741,025	-
* Signet Trust Company	Stable Value Fund II	-	1,182,779	1,182,779	1,182,779	-

** - Indicates party-in-interest as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation Merged 401(k) and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan as of November 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years ended November 30, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1995 and 1994, and the changes in net assets available for benefits for the years ended November 30, 1995 and 1994 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1995 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

	Main Account	ESOP	PAYSOP
Assets			
Cash	$ 125,192	$ 15	$ 7
Investments, at fair value (Notes 2 and 3)			
Money Market Funds	3,731,141	3,348	1,493
U.S. Treasury notes	-	-	-
Mutual Fund investments	1,970,472	-	-
Common stock	930,941	181,925	100,566
Preferred stock	-	-	-
Foreign stock	-	-	-
Corporate bonds	-	-	-
Municipal bonds	-	-	-
Participant loans	297,016	-	-
Total investments	6,929,570	185,273	102,059
Accrued interest	19,513	14	6
Net assets available for benefits	$7,074,275	$ 185,302	$ 102,072

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

Segregated Accounts	November 30, 1995	1994
$ 437	$ **125,651**	$ 61,198
284,864	**4,020,846**	6,433,809
198,338	**198,338**	-
1,141,386	**3,111,858**	2,659,664
1,942,555	**3,155,987**	2,456,697
425,313	**425,313**	358,512
4,175	**4,175**	-
422,163	**422,163**	375,355
219,935	**219,935**	196,256
27,695	**324,711**	422,570
4,666,424	**11,883,326**	12,902,863
19,402	**38,935**	-
$4,686,263	**$12,047,912**	$12,964,061

See accompanying notes to financial statements.

	Main Account	ESOP	PAYSOP
Income (loss) from investments			
Interest	$ 23,779	$ 168	$ 80
Dividends	376,100	3,178	1,785
Realized gain (loss)	(219,069)	(5,227)	(3,801)
Unrealized appreciation (depreciation) of investments (Note 3)	487,042	(38,873)	(21,489)
Total income (loss) investments	667,852	(40,754)	(23,425)
Contributions:			
Employer	117,820	-	-
Employee	301,211	-	-
Total contributions	419,031	-	-
Benefits paid to participants	(2,622,568)	(14,958)	(10,783)
Administrative expenses	(67,766)	(2,686)	(1,728)
Transfer to the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan	-	-	-
Transfers between funds	(43,769)	-	-
Increase (decrease) in net assets	(1,647,220)	(58,398)	(35,936)
Net assets available for benefits, beginning of year	8,721,495	243,700	138,008
Net assets available for benefits, end of year	$ 7,074,275	$ 185,302	$ 102,072

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Segregated Accounts	For the year ended November 30, 1995	1994
$ 112,239	**$ 136,266**	$ 320,818
104,010	**485,073**	219,447
152,194	**(75,903)**	2,792,591
399,056	**825,736**	(36,087)
767,499	**1,371,172**	3,296,769
10,408	**128,228**	154,567
36,862	**338,073**	372,934
47,270	**466,301**	527,501
(412)	**(2,648,721)**	(208,908)
(32,721)	**(104,901)**	(82,442)
-	**-**	(184,536)
43,769	**-**	-
825,405	**(916,149)**	3,348,384
3,860,858	**12,964,061**	9,615,677
$ 4,686,263	**$ 12,047,912**	$ 12,964,061

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan (Plan), as amended, is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement, of Rowe Furniture Corporation and certain subsidiaries (Company) who have completed six months of service as of November 30 of any year and elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contribution – Participants of the Plan may contribute through payroll deductions from 1% to 15% of their total compensation. The Company will make matching contributions to the Plan, out of its available profits of 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 3% to 6%. In addition, at the discretion of the Board of Directors, the Company may make a supplemental contribution to the Plan out of its available profits. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Vesting – Participant contributions and the matching contributions made by the Company are 100% vested upon contribution. Participants acquire a vested and nonforfeitable interest in supplemental employer contributions if they complete one year of service in that Plan year and the two immediately succeeding Plan years.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount or annuity equal to the value of the participant's vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Participant Loans – Participants may borrow up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The minimum loan amount is $500. The loans are secured by the balance in the participant's account and bear interest at the trustee's prime rate (8.75% and 8.5% at November 30, 1995 and 1994, respectively). The loans are repaid ratably through payroll deductions over a period of five years or less.

2. Summary of Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments – Marketable securities are stated at aggregate current value. If available, quoted market prices are used to value investments. Corporate and government bonds and notes are valued based on yields currently available on comparable securities with similar credit ratings.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Payment of Benefits – Benefits are recorded when paid.

3. Investments

Under the terms of a trustee agreement with Signet Trust Company (the trustee), the trustee manages the Funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with the instructions of the participant.

The Plan's investments (including investments bought, sold and held during the year then ended) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**1995**	1994
Net unrealized appreciation (depreciation) of investments during year:		
Investments at fair value as determined by quoted market price		
Mutual funds	**$388,585**	$ (54,568)
Rowe Furniture Corporation Common Stock	**76,960**	59,248
Common stock – other	**269,652**	(15,121)
Foreign stock	**(98)**	-
Preferred stock	**19,188**	(7,630)
Corporate bonds	**46,808**	(14,520)
Municipal bonds	**24,641**	(3,496)
Net unrealized appreciation (depreciation) of investments	**$825,736**	$ (36,087)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	1995
Stable Value Fund II	$3,731,141
Rowe Furniture Unitized Investment Fund	930,941
Vanguard Index TR 500 Portfolio	1,077,035
Various Fidelity Mutual Funds	1,141,386
	$6,880,503

4. Income Tax Status

The Internal Revenue Service has ruled in a determination letter dated September 6, 1996 that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and that the trust established under the Plan qualifies under Section 501(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6. Party-In-Interest Transactions

Certain plan investments were managed by Signet Trust Company. Signet Trust Company is the trustee as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	Virtus Money Market Fund II	284,863.83 units	$ 284,864	$ 284,864
*	Medalist Treasury Money Fund II	4,841.00 units	4,841	4,841
*	Stable Value Fund	3,731,140.31 units	3,731,141	3,731,141
	Total Money Market Funds		4,020,846	4,020,846
	Mutual Fund Investments			
	Frank Russell Special Growth Fund	12,576.04 shares	439,433	526,684
	Vanguard Index TR 500 Portfolio	18,832.57 shares	829,960	1,077,035
*	The Virtus Strategic Stock Fund II	30,871,436.00 units	358,103	366,753
	Various Fidelity Mutual Funds	1,141,385.69 units	1,141,386	1,141,386
	Total Mutual Fund Investments		2,768,882	3,111,858
	Common Stock			
	Amli Residential PPTYS	4,500.00 shares	86,450	84,375
	Allied Capital Commercial Corp.	5,900.00 shares	99,387	109,888
	American International Group	450.00 shares	26,468	40,388
	American Express Co.	1,000.00 shares	44,475	42,500
	American Home Products	800.00 shares	60,680	73,000
	Bristol Myers Squibb Co.	1,450.00 shares	82,574	116,363
	Brooklyn Bancorp Inc.	100.00 shares	30,375	36,225
	Cincinnati & Suburban Bell Telephone Co.	2,500.00 shares	48,375	74,688

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Colgate Palmolive Co.	500.00 shares	28,300	36,625
	Compaq Computer Corp.	100.00 shares	5,085	4,938
	Corel Corp.	200.00 shares	3,689	3,400
	Dataram Corp. Com	5,000.00 shares	34,675	35,625
	Eastman Chemical Co.	500.00 shares	26,113	32,875
	Eastman Kodak Co.	1,650.00 shares	89,174	112,613
	FPL Grp Inc.	2,000.00 shares	74,450	86,750
	Federal Home Loan Mtg Corp.	500.00 shares	35,905	38,500
	General Electric Corp.	1,200.00 shares	67,345	80,550
	Home Properties of NY	5,000.00 shares	85,500	84,375
	Johnson & Johnson	1,000.00 shares	63,975	86,625
	Mobil Corp.	800.00 shares	81,480	83,500
	Motorola Inc.	450.00 shares	26,876	27,675
	NYNEX Corp.	1,300.00 shares	49,955	64,675
	Pepsico, Inc.	750.00 shares	24,919	41,531
	Philip Morris Companies, Inc.	1,000.00 shares	55,600	87,750
	Polaris Inds. Inc.	2,500.00 shares	75,280	76,875
	Polyphase Corp. Com.	6,500.00 shares	27,736	27,222
*	Rowe Furniture Corp.	80,511.00 shares	232,610	392,491
*	Rowe Stock Unitized Inv Fund	79,329.00 shares	793,619	930,941
	USF&G Corp.	4,157.00 shares	59,246	71,708
	Union Carbide Corp.	750.00 shares	30,356	29,719
	VLSX Inc. Del.	1,000.00 shares	31,313	34,625
	Weingarten Realty Investors	1,300.00 shares	63,195	58,225
	Worldcom Inc. GA Com	1,500.00 shares	25,590	48,747
	Total Common Stock		2,570,770	3,155,987

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Treasury Bills			
	United States Treasury Bills	200,000.00 shares	197,376	198,338
	Foreign Stock			
	Teva Pharmaceutical	100.00 shares	4,273	4,175
	Preferred Stock			
	American General	1,500.00 shares	78,500	79,125
	Chevy Chase Savings Bank, Series A	6,000.00 shares	165,000	165,000
	Riggs National Corp. Series B Restricted	5,000.00 shares	124,375	124,375
	Barnett Banks, Inc. Series A Convertible	500.00 shares	45,030	56,813
	Total Preferred Stock		412,905	425,313
	Corporate Bonds			
	Discover Card, Series 93A, 6.25%, due 8/00	100,000.00 par	96,875	100,432
	Chemical Banking Corp. Sub. Note dated 1/22/93, 7.625%, due 1/03	100,000.00 par	97,500	107,242

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563

Plan Number: 002

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Crossland Fdg Savings Bank Sub. Capital Debenture, 9.0%, due 9/03	100,000.00 par	98,000	106,000
	Nationsbank Corp. Sub. Note dated 8/8/94, 7.75%, due 8/04	100,000.00 par	97,500	108,489
	Total Corporate Bonds		389,875	422,163
	Municipal Bonds			
	Los Angeles County Pension Obligation, Series A, dated 10/1/94, 8.3%	100,000.00	100,000	110,351
	Texas State Water Development Board, Series B, dated 9/15/94, 8.0%	100,000.00	99,750	109,584
	Total Municipal Bonds		199,750	219,935
	Participant Loans	8.75%	324,711	324,711
			$10,889,388	$11,883,326

** - Indicates party-in-interest as defined by ERISA.*

Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan

EIN: 54-0458563
Plan Number: 002
Schedule of Reportable Transactions
Year Ended November 30, 1995

Identity of Party Involved	Description of Asset (include interest rate and maturity in case of a loan)	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) – series of transactions in excess of 5 percent of plan assets						
* Signet Trust Company	Stable Value Fund II	$ -	$ 978,555	$ 978,555	$ 978,555	$ -
* Signet Trust Company	Common Stock – Rowe Furniture Corp.	-	829,434	1,158,250	829,434	(328,816)

** - Indicates party-in-interest as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION 401(K) PLAN
Registrant

Date: 9/2/?

Gerald M. Birnbach
Plan Administrator

Date: _______

Gene S. Morphis
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: _______

Lawrence A. Martinelli
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE
DIVISION 401(K) PLAN
Registrant

Date: ________ ______________________________
Gerald M. Birnbach
Plan Administrator

Date: 9/2/03 ______________________________
Gene S. Morphis
Plan Administrator

Date: ________ ______________________________
Timothy J. Fortune
Plan Administrator

Date: ________ ______________________________
Garry W. Angle
Plan Administrator

Date: ________ ______________________________
Lawrence A. Martinelli
Plan Administrator

Date: ________ ______________________________
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION 401(K) PLAN
Registrant

Date: _______

Gerald M. Birnbach
Plan Administrator

Date: _______

Gene S. Morphis
Plan Administrator

Date: 9/02/03

Timothy J. Fortune
Plan Administrator

Date: 9/2/03

Garry W. Angle
Plan Administrator

Date: _______

Lawrence A. Martinelli
Plan Administrator

Date: 9/02/03

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION 401(K) PLAN
Registrant

Date: _______

Gerald M. Birnbach
Plan Administrator

Date: _______

Gene S. Morphis
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: 9/22/03

Lawrence A. Martinelli
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

EXHIBITS

(a) Exhibits

23	Consent of Independent Auditors
32.1	Certification pursuant to 18 U.S.C. Section 1350 – Chief Executive Officer
32.2	Certification pursuant to 18 U.S.C. Section 1350 – Chief Financial Officer

Exhibit 23

CONSENT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77768) pertaining to the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan of our report dated June 11, 2003, with respect to the financial statements and schedules of the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan included in this Annual Report (Form11-K/A) for the fiscal years ended November 30, 2000, 1999, 1998, 1997, 1996, 1995 and 1994.

We also consent to the incorporation by reference in this Registration Statement our report dated July 16, 2002, with respect to the financial statements and schedules of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan for the fiscal years ended November 30, 2001, 2000 and 1999.

BDO Seidman, LLP

High Point, North Carolina
September 2, 2003

BDO Seidman, LLP

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of The Rowe Companies/Rowe Furniture 401(k) Plan (the "Plan") on Form 11-K/A for the plan year ended November 30, 2001 (the "Report"), I, Gerald M. Birnbach, Chief Executive Officer of The Rowe Companies (the "Company"), certify in my capacity as an officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan, as of the dates and for the periods presented in the financial statements of the Plan included in the Report.

September 2, 2003

Gerald M. Birnbach
Chief Executive Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the amended Annual Report of The Rowe Companies/Rowe Furniture 401(k) Plan (the "Plan") on Form 11-K/A for the plan year ended November 30, 2001 (the "Report"), I, Gene S. Morphis, Chief Financial Officer of The Rowe Companies (the "Company"), certify in my capacity as an officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan, as of the dates and for the periods presented in the financial statements of the Plan included in the Report.

September 2, 2003

Gene S. Morphis
Chief Financial Officer